THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

August 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on or about August 28, 2017 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 98 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will relate to the Post-Effective Amendment to the Registration Statement filed with the SEC on June 29, 2017 that was designated Post-Effective Amendment No. 96, but which should have been designated Post-Effective Amendment No. 97 (the “June 29 Filing”).  The Trust’s XBRL filing filed with the SEC on March 21, 2017 was properly designated Post-Effective Amendment No. 96.  The June 29 Filing was made pursuant to Rule 485(a)(1) under the Securities Act for the principal purposes of changing the name of “Alger SMid Cap Growth Fund” (the “SMid Cap Fund”) to “Alger SMid Cap Focus Fund,” revising the investment strategies of the SMid Cap Fund to make it a “focus” fund, registering a new Class Y share class of the SMid Cap Fund and also to respond to the comments of the staff (the “Staff”) of the SEC on Post-Effective Amendment No. 95 to the Registration Statement, filed with the SEC on March 1, 2017.

The Amendment will be filed in order to (i) reflect the comments of the Staff of the SEC on the June 29 Filing, as discussed below, (ii) file the consent of the Trust’s independent registered public accounting firm and (iii) make certain other non-material revisions.  The SMid Cap Fund’s prospectus offering retail classes of shares (the “Retail Prospectus”), prospectus offering institutional classes of shares (the “Institutional Prospectus”) and statement of additional information (“SAI”) included in the Amendment will be marked to show changes from the SMid Cap Fund’s Retail Prospectus, Institutional Prospectus and SAI included in the June 29 Filing.

Comments were provided on the June 29 Filing by telephone to Tina Payne, Christopher Ullman, and me by Kim Browning of the Staff on August 10, 2017.  For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment.  We have considered comments made by the Staff with respect to one section of the June 29 Filing as applicable to similar disclosure elsewhere in the June 29 Filing.  Comments given on the Retail Prospectus were considered as applicable to the Institutional Prospectus.  Comments made by the Staff with respect to one series of the Trust (each, a “Fund” and collectively, the “Funds”) were considered as applicable to other Funds.  Capitalized terms used but not defined herein have the meanings assigned to them in the June 29 Filing.

GENERAL

1.                                      Staff Comment:   The Staff noted that the names of the series and tickers in EDGAR should be updated to reflect the name change from “Alger SMid Cap Growth Fund” to “Alger SMid Cap Focus Fund,” and to reflect the new Class Y Shares for the SMid Cap Fund.

Response:  The SMid Cap Fund’s name will be updated and the ticker symbol for the Fund’s Class Y Shares will be added in EDGAR as requested.

2.                                      Staff Comment:   The Staff stated that we should consider noting in the prospectus that the name of the SMid Cap Fund changed from “Alger SMid Cap Growth Fund” to “Alger SMid Cap Focus Fund.”

Response:  The SMid Cap Fund’s name change was communicated to all shareholders sixty days in advance of the change.  Additionally, the name change is reflected in the Performance section of the SMid Cap Fund’s summary prospectus, and in a number of places in the SAI.  The following language has been added at the end of the first paragraph in the Performance section of the SMid Cap Fund’s summary prospectus:

Prior to August 30, 2017, the Fund followed different investment strategies under the name “Alger SMid Cap Growth Fund” and prior to March 1, 2017 was managed by different portfolio managers.  Accordingly, performance prior to those dates does not reflect the Fund’s current investment strategies and investment personnel.

3.                                      Staff Comment:  The Staff noted that certain numbers and the name of the auditor were missing from the June 29 Filing and should be included.

Response:  We confirm that all brackets and/or blanks will be filled in so that the prospectuses and SAI to be filed on August 28, 2017 as part of the Amendment will be complete.

4.                                      Staff Comment:   The Staff requested that we file a response as correspondence via EDGAR, responding to the comments we received regarding the June 29 Filing, at least two days before filing the Amendment.

Response:  We are filing this response letter via EDGAR, responding to the comments we received on August 10, 2017.

RETAIL PROSPECTUS

Summary Prospectus Sections

Fund Fees and Expenses—All Share Classes

5.                                      Staff Comment:   The Prospectus states that the SMid Cap Fund can leverage.  Please confirm supplementally that any costs of leveraging are reflected in the SMid Cap Fund’s fee and expense table.

Response:  We confirm that any costs related to leveraging by the SMid Cap Fund and any other Fund are included in the Fund’s “Other Expenses” line item in its respective fee and expense table.

6.                                      Staff Comment:   The Staff requested that we explain supplementally where the administration fee noted under the heading “Administrator” is reflected in a Fund’s fee and expense table.

Response:  The administration fee is reflected in each Fund’s “Other Expenses” line item in its respective fee and expense table.

7.                                      Staff Comment:  With respect to certain Funds, the Prospectus discloses that the Fund is subject to a contractual fee waiver/expense reimbursement arrangement (each, a “fee waiver”) with the Adviser.  Please confirm supplementally that any such fee waiver is reflected in the applicable Fund’s expense example only for the one-year period that the contractual fee waiver is in effect.

Response:  We confirm that each such fee waiver is reflected in the applicable Fund’s expense example only for the one-year period that the contractual fee waiver is in effect.  The following language will be added to the expense example disclosure in the Amendment:

The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense limitation by Fred Alger Management, Inc.

8.                                      Staff Comment:  For those Funds that are subject to fee waivers, the footnote to the fee table relating to the fee waiver should be revised.  It is not clear that the Adviser can only recoup advisory fees it has waived during the one-year period that the contractual fee waiver is in effect.  In addition, the disclosure allows for the possibility that the Adviser may raise the expense cap in subsequent years above the current expense ratio so that it can recapture waived fees.  Note that a Fund’s prior year expenses can be recaptured by the Adviser only if the Fund’s current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.  The footnote should state that the Adviser will recoup waived fees only if the Fund’s payment of such waived fees to the Adviser does not cause the Fund’s expense ratio to exceed the expense cap that was in place both at the time the Adviser waived the fees and at the time that the Adviser recoups the waived fees.  Please change the “or” in the following sentence to “and”:

Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the lower of the stated limitation at the time of the reimbursement or at the time of recoupment.

Response:  The referenced sentence in the footnote to the fee table will be revised as follows:

Fred Alger Management, Inc. may, during the one-year term of the expense reimbursement contract, recoup any expenses waived or reimbursed pursuant to the expense reimbursement contract to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment.

9.                                      Staff Comment:   Please explain supplementally why any expenses were restated.

Response:  The “Other Expenses” of the Class I Shares of the SMid Cap Fund increased from 19 basis points to 41 basis points between the Fund’s fiscal year end on October 31, 2016 and May 31, 2017.  The increase in the SMid Cap Fund’s Class I Shares’ expense ratio was due to a decrease in assets under management attributable to shares of such class as a result of net redemptions during the relevant time period.

Fund Fees and Expenses—Class T Shares

10.                               Staff Comment:   The Staff noted that the preamble to the fee and expense table for Class T Shares did not include a cross-reference to the SAI as required by Item 3 of Form N-1A.

Response:  Although there are breakpoints applicable to Class T Shares, Class T Shares are not eligible for waivers of sales charges or reduced sales charges relating to a Right of Accumulation or Letter of Intent.  The breakpoint information is included in the statutory prospectus.  However, information with respect to waivers of sales charges or reduced sales charges relating to a Right of Accumulation or Letter of Intent is included in the SAI.  Because investors in Class T Shares are eligible only for breakpoint discounts, but not waivers of sales charges or reduced sales charges relating to a Right of Accumulation or Letter of Intent, no cross-reference to the SAI is necessary.

Portfolio Turnover

11.                               Staff Comment:   Please include high portfolio turnover as both a principal strategy and risk of a Fund in the information in response to Item 4 of Form N-1A (“Item 4 Information”) if it is a principal strategy and risk of a Fund.

Response:  The Amendment will include high portfolio turnover as both a principal strategy and principal risk of each Fund with a portfolio turnover rate exceeding 100%.  Each such Fund’s disclosure regarding principal strategies will include the following:

The Fund’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.  As a result, the Fund may engage in active trading of portfolio securities.

In addition, each such Fund’s disclosure regarding principal risks will include the following:

Portfolio Turnover Risk — the Fund may engage in active trading, which could produce higher transaction costs.

Principal Investment Strategy

12.                               Staff Comment:  With respect to the SMid Cap Fund, the Prospectus states that Weatherbie Capital, LLC (“Weatherbie”), an affiliate of Fred Alger Management, Inc., invests in Foundation growth stocks.  The Prospectus explains that “Foundation growth stocks are companies that Weatherbie believes demonstrate both strong earnings growth and high investment quality.”  Please explain in plain English what “high investment quality” means, and how it is determined.

Response:  The sentence will be revised in the Amendment as follows:

Foundation growth stocks are companies led by experienced management teams, with innovative business models and the potential for high sales and earnings growth.

13.                               Staff Comment:  The Prospectus states that “Under normal circumstances, the SMid Cap Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please state whether this includes foreign securities.  The Staff also requested that if this includes investment in emerging markets securities, the Prospectus say so, and include the risks of investing in emerging markets securities, or, alternatively, that we confirm supplementally that investing in emerging markets securities is not a principal investment strategy of the SMid Cap Fund.

Response:  The SMid Cap Fund’s investments in equity securities include investments in foreign securities—we note that the last sentence in the section entitled “Principal Investment Strategy” states that “The Fund can invest in foreign securities.”  We will add the following sentence after the SMid Cap Fund’s 80% policy:

Equity securities include common or preferred stocks that are listed on U.S. or foreign exchanges.

We confirm that investment in emerging markets securities is not a principal investment strategy of the SMid Cap Fund.  As of July 28, 2017, the SMid Cap Fund had only 7.3% of its gross exposure in non-U.S. securities, none of which were emerging markets securities.

Principal Investment Strategy

14.                               Staff Comment:  Please confirm that all of the investment strategies and risks included in the section of the Prospectus that provides Item 4 Information are included in the section of the Prospectus that provides information in response to Item 9 of Form N-1A (“Item 9 Information”).

Response:  The Item 4 Information is particular to each series’ summary prospectus, while the Item 9 Information is common to multiple series of the Trust.  We confirm that, with respect to each Fund, all of the investment strategies and risks included in the Item 4 Information will be included in the Item 9 Information in the Amendment.  The Item 9 Information will be revised in the Amendment to indicate which of the investment strategies and risks included in the Item 9 Information are applicable to each series.  In addition, the Item 9 Information will be revised in the Amendment to delete any disclosure about an investment strategy that currently is not an investment strategy of any Fund.

15.                               Staff Comment:  The Prospectus states that “Under normal circumstances, the SMid Cap Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please define what equity securities are.  The definition can be included in the Item 9 Information.  The Staff also questioned whether investment in securities traded in the over-the-counter markets was a principal strategy of the SMid Cap Fund.

Response:  The definition of what the SMid Cap Fund considers to be equity securities for purposes of its 80% investment policy will be included in response to Item 9.  Investment in securities traded in the over-the-counter markets is not a principal strategy of the Fund.  The first sentence in the section entitled “Additional Information About the Fund’s Investment Strategies and Investments—Principal Investment Strategies and Related Risks” in the Item 9 information will be replaced in the Amendment with the following:

The Fund’s investments in equity securities are primarily in common or preferred stocks, but its equity investments also may include securities convertible into or exchangeable for equity securities (including warrants and rights) and depositary receipts.  The Fund invests primarily in companies whose securities are traded on U.S. exchanges.

16.                               Staff Comment:    Please specify under what circumstances a Fund sells stocks.  Please include this disclosure in the Item 4 Information.

Response:  With respect to each Fund, the following paragraph was added to the section entitled “Principal Investment Strategy” in the Amendment:

The Fund’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.

Principal Risks

17.                               Staff Comment:   The Staff noted that the section entitled “Principal Risks” for the SMid Cap Fund begins with an entry entitled “Equity Securities Risk” that states that the money invested in the Fund could be lost.  The Staff noted that the loss of a shareholder’s investment could result from investments other than equity securities, and suggested that we consider including this language in an introductory paragraph to the risk section, as required by Form N-1A.

Response:  With respect to each Fund, the following disclosure will be added to the beginning of the section entitled “Principal Risks” in the Amendment:

An investment in the Fund involves risks.  The Fund’s share price may go down, which means you could lose money.

Investment Risk — An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.

Market Risk - Your investment in Fund shares represents an indirect investment in the securities owned by the Fund.  The value of these securities, like other investments, may move up or down, sometimes rapidly and unpredictably.  Your Fund shares at any point in time may be worth less than what you invested, even after taking into account the reinvestment of Fund dividends and distributions.

18.                               Staff Comment:  The Staff noted that disclosure under the heading “Principal Risks” stated that “The following risks may also apply.”  The Staff suggested that this language be revised because, for example, small and mid cap securities risk does apply to an investment in the SMid Cap Fund.  The Staff noted that the entire sentence was not necessary and could possibly be misleading as all principal risks of the Fund should be described in this section.

Response:  The referenced sentence will be deleted in the Amendment.

Statutory Prospectus Sections

Hypothetical Investment and Expense Information

19.                               Staff Comment:  The Staff noted that this information should not be included in the Item 9 section of the Prospectus.  The Staff thought it was confusing that some of the Item 9 information was before the Hypothetical Investment and Expense Information, and some was after.  The Staff suggested moving this section elsewhere in the statutory prospectus.

Response:  The Hypothetical Investment and Expense Information section has been moved in the Amendment to precede the section entitled “Financial Highlights.”

Additional Information About the Funds’ Investment Strategies and Investments

20.                               Staff Comment:  The Staff suggested that we make clear in this combined section whether we are referring to a single Fund or to multiple Funds.

Response:  The Amendment will include multi-Fund prospectuses, and the language will be clear as to which Funds are referenced.

21.                               Staff Comment:  The Staff noted that the information regarding when the portfolio manager will sell a Fund’s portfolio holding should be included in response to Item 4.

Response:  With respect to each Fund, the information regarding when the portfolio manager will sell a portfolio holding has been included in response to Item 4 in the Amendment.

22.                               Staff Comment:  The Staff noted that the paragraph entitled “Leverage” states that a “Fund can leverage, that is, borrow money to buy additional securities.”  The Staff requested that we note what types of additional securities the Fund could buy.  The Staff also requested that we disclose the potential downside of leverage.

Response:  The sentence has been revised as follows:

The Fund can leverage, that is, borrow money to buy additional securities consistent with its investment strategy.  By borrowing money, the Fund has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.  However, leverage also has the potential to magnify any decrease in the value of borrowed securities.

23.                               Staff Comment:  The Staff noted that the paragraph entitled “Illiquid and Restricted Securities” states that the SMid Cap Fund can purchase “illiquid” securities, “which include certain restricted securities, including private equity securities, other securities for which there is no readily available market and repurchase agreements with maturities of greater than seven days.”  The Staff requested that we disclose the types of private equity securities in which the SMid Cap Fund invests and provide the attendant risks.  The Staff also requested that we provide supplementally the percentage of each Fund’s assets that are invested in private placements.  In addition to enhancing the disclosure regarding investments in private equity securities, the Staff requested that we include a separate liquidity risk paragraph.

Response:  The Amendment will reflect certain clarifying changes with respect to the SMid Cap Fund’s and any other Fund’s investments in privately placed securities.  For any Fund for which such securities are a principal strategy, the disclosure included in the section of the Fund’s summary prospectus entitled “Principal Investment Strategy” will be revised in the Amendment as follows:

The Fund can also invest in privately placed securities, which are securities acquired in non-public offerings for which there is no readily available market.

In addition, for any such Fund, the disclosure included in section of the Fund’s summary prospectus entitled “Principal Risks” will be revised in the Amendment as follows:

Privately Placed Securities Risk — a private placement is an offering of a company’s securities that is not registered with the SEC and is not offered to the public.  Less information may be available about companies that make private placements than about publicly offered companies and such companies may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded.  The sale or transfer of privately placed securities may be limited or prohibited by contract or law and such investments are generally considered to be illiquid.  Private placed securities are generally fair valued as they are not traded frequently.  The Fund may be required to hold such positions for several years, if not longer, regardless of valuation, which may cause the Fund to be less liquid.

The section of the statutory prospectus entitled “Additional Information About the Funds’ Investment Strategies and Investments—Principal Investment Strategies and Related Risks—Illiquid and Restricted Securities” will be replaced with the following two sections:

Illiquid Investments

Alger Health Sciences Fund and Alger SMid Cap Focus Fund invest in illiquid investments.  Illiquid investments are investments that the Fund cannot sell within seven days at approximately current value.  If the Fund holds illiquid investments it may be unable to quickly sell them or may be able to sell them only at a price below current value.  Illiquid investments may be more difficult to value.

Restricted Securities

Alger Health Sciences Fund and Alger SMid Cap Focus Fund invest in restricted securities (i.e., securities which are subject to legal or contractual restrictions on their resale), including restricted securities governed by Rule 144A under the Securities Act of 1933, as amended.  Each Fund may not invest more than 15% of its net assets in “illiquid” securities, which include certain restricted securities, including privately placed securities, other securities for which there is no readily available market and repurchase agreements with maturities of greater than seven days; however, restricted securities that are determined by the Board of Trustees of the Trust to be liquid are not subject to this limitation.

As of August 10, 2017, the following percentages of the Funds’ net assets were invested in illiquid securities, all of which were privately placed securities:

ALGER HEALTH SCIENCES FUND	10.4071%
ALGER SMID CAP FOCUS FUND	4.1359%
ALGER MID CAP GROWTH FUND	2.0665%
ALGER SMALL CAP GROWTH FUND	0.8335%
ALGER CAPITAL APPRECIATION FUND	0.3653%
ALGER SMALL CAP FOCUS FUND	0.0077%
ALGER GROWTH & INCOME FUND	0.0000%
ALGER INTERNATIONAL GROWTH FUND	0.0000%

—Other Applicable Risks

24.                               Staff Comment:  The Staff suggested that we modify the heading “Other Applicable Risks,” as it does not conform to the requirements of Form N-1A.

Response:  The heading will be removed in the Amendment.

Shareholder Information

—Waivers of Sales Charges

25.                               Staff Comment:   The Staff asked that we confirm that the waivers described in this section apply to all financial intermediaries.

Response:  We confirm that the waivers described in this section apply to all financial intermediaries.

26.                               Staff Comment:   The Staff asked that we confirm that this section and Appendix A include all variations of waivers that are available.

Response:  We confirm that this section and Appendix A include all variations of waivers that are available.

27.                               Staff Comment:   The Staff noted that the disclosure states that no initial sales charge is imposed on purchases of Class A Shares, and no CDSC is imposed on redemptions of Class A and C Shares, by “registered investment advisers, banks, trust companies and other financial institutions, including broker-dealers, on behalf of their clients, and financial intermediaries offering self-directed investment brokerage accounts, that have an agreement in place with the Distributor (see Appendix A—Sales Charge Waivers and Discounts Available from Intermediaries beginning on page A-19 of this Prospectus for a list of such entities).”  The Staff noted that the disclosure should be specific enough to indicate to a shareholder whether they are entitled to a waiver.  Please explain supplementally the meaning of the referenced disclosure.

Response:  The disclosure has been revised as follows in the Amendment:

No initial sales charge is imposed on purchases of Class A Shares, and no CDSC is imposed on redemptions of Class A, B and C Shares by…

•                  certain registered investment advisers, banks, trust companies and other financial institutions (including broker-dealers) that have an agreement in place with the Distributor (see Appendix A—Sales Charge Waivers and Discounts Available from Intermediaries beginning on page A-19 of this Prospectus for a list of such entities), as long as the orders for the shares were placed on behalf of their clients;

•                  certain financial intermediaries offering self-directed investment brokerage accounts that have an agreement in place with the Distributor (see Appendix A—Sales Charge Waivers and Discounts Available from Intermediaries beginning on page A-19 of this Prospectus for a list of such entities);

Please note that each of these two bullets now refer to dealers that have an agreement in place with the Distributor, Fred Alger & Company, Incorporated, for waiver of the sales charges under different circumstances.  In the first bullet, financial institutions investing on behalf of their clients waive the Class A sales charges for all shareholders, and in the second bullet the dealer waives the Class A sales charges for shareholders who invest in self-directed investment brokerage accounts.   The way that these trades would be placed at net asset value, without imposition of a sales charge, is by the dealer placing the trade coding the trade as a purchase at NAV.  The Distributor and Transfer Agent would not necessarily know which category the dealer was utilizing.  In the Funds’ prospectus dated March 1, 2017, these bullets were combined in a single category, and we separated them based on SEC comments.  In any event, because the dealer is included in the list in Appendix A, the shareholder should be aware that the dealer can make Fund shares available to the shareholder without imposition of a sales charge.  In many cases, dealers utilize each of these waivers for different shareholders.  The following disclosure is included in the Shareholder Information Section of the prospectus under the heading “Waiver of Sales Charges,” and in the SAI under the heading  “Waiver of Sales Charges”:

Investors purchasing Class A Shares who may be entitled to one of the following waivers should consult with their financial advisers as to their eligibility and are required to claim and substantiate their eligibility for the waiver at the time of purchase.  It is also the responsibility of the shareholders redeeming shares otherwise subject to a CDSC but qualifying for a waiver of the charge to assert this status at the time of redemption.  The Distributor has no information regarding the nature of the underlying shareholders in an omnibus account (in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, a common form of holding shares among retirement plans and financial intermediaries such as brokers, advisers and third-party administrators) it cannot aid in the substantiation of any such claims for waivers.  Information regarding these procedures is available by contacting the Funds at (800) 992-3863.

This language explains to the shareholder that while the Distributor is providing as much information as it can regarding sales charge waiver, the shareholder must discuss with his financial intermediary whether he qualifies for a waiver, and must claim the waiver when the trade is placed.  It is impossible for the prospectus to inform the shareholder as to whether the shareholder is eligible for the waiver because it depends on the arrangement between the dealer and the shareholder.  As noted above, many dealers utilize different waivers in different circumstances, often based on how the dealer’s fees are paid by the shareholder.  The Fund has no way of knowing which waiver category a shareholder may be eligible for, but the shareholder should be aware, after reviewing the Fund’s prospectus, that if his dealer is listed in Appendix A, his dealer is able, in certain circumstances, to offer Class A Shares without imposition of a sales charge.

28.                               Staff Comment:   The Staff asked that in the second sentence in the paragraph under the heading “Purchasing and Redeeming Fund Shares,” we change the word “accepts” to “receives”:

Ordinarily, the Fund will issue a redemption check within seven days after the Transfer Agent accepts a redemption request.

The Staff cited Rule 22c-1 under the Investment Company Act of 1940, as amended, which states that a Fund, its transfer agent or distributor may not “sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security….”

Response:  The disclosure will be revised as follows in the Amendment:

Ordinarily, the Fund will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.  “In good order” refers to satisfaction of requirements in “Shareholder Information” beginning on page A-1 of this Prospectus and any applicable conditions in “Purchases” and “Redemptions” in the SAI.

29.                               Staff Comment:   The Staff requested that the information regarding redemption in kind be a separate paragraph, and include the risks a shareholder bears when a Fund redeems his or her shares in kind, including that the shareholder bears market risk and the cost of sale, and that if the shareholder is given illiquid securities, there is no readily available market for such securities.

Response:  We will revise this section as noted below. The Funds’ In-Kind Redemption Procedures allow a Fund to vary from a pro-rata distribution in order to avoid giving the shareholder restricted securities, so that risk is not included in the disclosure.

Orders will be processed at the NAV next calculated after the purchase or redemption request is received in good order by the Transfer Agent or other agent appointed by the Distributor.  Ordinarily, the Fund will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.  “In good order” refers to satisfaction of requirements in “Shareholder Information” beginning on page A-1 of this Prospectus and any applicable conditions in “Purchases” and “Redemptions” in the SAI.  However, when you buy shares with a check or via TelePurchase, Automatic Investment Plan, or online, the Fund will not issue payment for redemption requests against those funds until the purchase proceeds are available, which may take up to 15 days.  Payment may be postponed in cases where the SEC declares an emergency or normal trading is halted.  The Transfer Agent or the Fund may reject any purchase order.  Share certificates are not issued for shares of the Fund.

Under normal circumstances, each Fund expects to meet redemption requests by using cash or cash equivalents in its portfolio and/or selling portfolio assets to generate cash.  A Fund also may pay redemption proceeds using cash obtained through borrowing arrangements that may be available from time to time.

Each Fund may pay all or a portion of your redemption proceeds in securities rather than cash (i.e., “redeem in kind”) if, for example, the redemption request is during stressed market conditions or the Fund believes that a cash redemption may have a substantial impact on the Fund and its remaining shareholders.  A shareholder who receives a redemption in kind bears the market risk of the securities until they are converted into cash, in transactions conducted at the shareholder’s expense.

30.                               Staff Comment:   The Staff asked that we explain the reference to Alger China-U.S. Growth Fund.  When we noted that this was the prior name of Alger Global Growth Fund, the Staff recommended a parenthetical note to that effect.

Response:  The Amendment has been revised as follows:  “. . . class of shares of Alger Global Growth Fund (formerly Alger China-U.S. Growth Fund) may purchase . . . .”

Appendix A—Waivers and Discounts Available from Intermediaries

31.                               Staff Comment:   The Staff requested that we confirm that Appendix A discloses each intermediary whose clients receive a sales charge variation as a result of purchasing through such intermediary.

Response:  We confirm that Appendix A discloses each intermediary whose clients receive a sales charge variation as a result of purchasing through such intermediary.

32.                               Staff Comment:   The Staff asked that we remove the reference back to page A-8 of the Prospectus, which seems to be circular, from the following language in the Appendix:

No initial sales charge is imposed on purchases of Class A Shares, and no CDSC is imposed on redemptions of Class A and C shares, by the following financial institutions, on behalf of their clients, and financial intermediaries offering self-directed investment brokerage accounts, that have an agreement in place with the Distributor, as described in “Waivers of Sales Charges” beginning on page A-8 of this Prospectus:

Response:  The cross-reference has been removed in the Amendment as requested.

*     *     *     *     *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Lauren Connolly, Esq.

Hal Liebes, Esq.

Tina Payne, Esq.

Christopher Ullman, Esq.